UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25	SEC FILE NUMBER 001-12522 CUSIP NUMBER 292052305

NOTIFICATION OF LATE FILING

(Check One):    ☒  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended: December 31, 2017

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EMPIRE RESORTS, INC.

Full name of registrant:

Former name if applicable:

c/o Monticello Casino and Raceway, 204 State Route 17B, P.O. Box 5013

Address of principal executive office (Street and number):

Monticello, New York 12701

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Empire Resorts, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 on a timely basis because it was continuing to review the fair value of assets disclosure in the financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jamie Sanko	(845) 807-0001
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We continue to generate net losses and negative cash flows from operating activities, due to the expenses we are incurring related to the Development Projects. Operating activity for fiscal 2017 was significantly affected by increased Casino development expenses of $8.6 million, along with higher interest expense of $18.7 million during fiscal 2017. The decrease in cash flow in fiscal 2017 was primarily due to the increase in Development Projects expenses as the Company hired the management team and staff for the new Casino, as well as the development of a branding strategy and pre-opening expenses for the Casino. Development projects costs increased by $8.6 million, or 66%, in fiscal 2017 as compared to fiscal 2016, from approximately $13.0 million to $21.6 million. Additionally, we incurred Development Project costs of $370.7 million in fiscal 2017 that were capitalized as compared to approximately $192.0 million in fiscal 2016 that were capitalized.

Empire Resorts, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2018	Empire Resorts, Inc.
(Registrant)

/s/ Ryan Eller
Ryan Eller
President and Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).